Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the quarter ended December 31, 2010 and incorporates certain information from the prior two fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the quarter ended December 31, 2010. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is February 25, 2011. This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 15).

DESCRIPTION OF BUSINESS

The Company is a renewable energy developer focused on producing clean, renewable geothermal electric power, currently in Nevada and Oregon. Geothermal electricity is generated by conventional turbines: driven in flash systems by very hot, high pressure geothermal steam, or driven in binary systems by a lower boiling point working fluid which is heated by lower temperature geothermal water, brine and steam. Cooled brine is re-injected into the reservoir where it is reheated to be used again. The result is renewable electric power.

Geothermal power plants use proven turbine technology to produce base load power for utilities and/or industrial consumers, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require a minimum proportion of renewable power supply. The Company’s view is that the demand for renewable power, as a result of increasing legislative requirements and environmental concern, is strong and will grow, from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as is, for example, wind and solar power).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiaries, hold leases on four properties: Blue Mountain, Pumpernickel, Edna and North Valley (formerly Black Warrior), all located in Nevada, and holds a 50% interest in the Crump Geyser property (“Crump”) in Oregon which is being developed as a joint venture.

OVERALL PERFORMANCE

The Company is focused on the operation, development and refinancing of its Blue Mountain project, increasing power production, revenue and earnings from the power plant as rapidly as possible, and enabling repayment of the 14% interest loan with EIG Global Energy Partners (“EIG”) as fast as possible. Trust Company of the West (“TCW”) and EIG entered into a spinout agreement in October 2009. Under its terms TCW has transferred existing funds, accounts, clients and employees to the new entity, EIG. The previous TCW Energy and Infrastructure Group remains the manager of the Company’s loan, simply as part of a new, Washington based firm independent from TCW. EIG officially spun out from TCW on January 4, 2011.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

In addition to its focus on Blue Mountain, the Company continues its efforts to develop its pipeline of projects with a near term objective to begin construction at as many sites as possible so that they may benefit from the 2009 American Recovery and Reinvestment Act (“ARRA”). The ARRA presents an opportunity, as long as program requirements are met, for reimbursement of 30% of certain project capital costs if qualifying investments are made by December 31, 2011 (amended from December 31, 2010 during the quarter) and at present if operations are commercial by December 31, 2013. The Company is aware of potential US legislation extending the time period during which geothermal projects may qualify for 30% grants to the end of 2016.

During the quarter the Company announced a 50/50 joint venture on its Crump property with Ormat Nevada Inc. (“Ormat”), under which Ormat provides financing and project management. Ormat is owned by Ormat Technologies Inc., a major NYSE listed (symbol “ORA”) vertically-integrated company primarily engaged in the geothermal and recovered energy power business. Ormat Technologies Inc. designs, develops, owns and operates geothermal and recovered energy-based power plants around the world. Ormat Technologies Inc. has more than four decades of experience in the development of environmentally-sound power, primarily in geothermal and recovered-energy generation. In addition to the joint venture at Crump, the Company is pursuing a new project at Pumpernickel Valley, which may qualify for a grant based upon 2011 construction spending.

On October 29, 2009, Nevada Geothermal Power (“NGP”) was granted $1,764,272 for the Crump Geyser Geothermal Project and $1,597,847 for the North Valley Geothermal Project from the United States Department of Energy (“DOE”). The grants reimburse 50% of Company expenditures as qualifying exploration work is undertaken. The Company is working with DOE to transfer the Crump grant to the joint venture with Ormat and to transfer the North Valley grant to Pumpernickel. Limited work has been completed to date.

At Blue Mountain, the Company’s nameplate 49.5 MW (gross), 38 MW (net) power plant, owned by its subsidiary NGP Blue Mountain I LLC (“NGP I”), has been operating commercially since October 10, 2009. The Company has increased power production to approximately 35 MW (net), nevertheless without additional injection and/or production wells modelling suggests reservoir temperatures will gradually decline approximately 2.5% per year and, to ensure long-term compliance with its Power Purchase Agreement (“PPA”) with NV Energy (“NVE”), the Company must limit power production. As a result, as one of the terms of the recent loan agreement with John Hancock and the DOE, the Company agreed to constrain power production to the PPA minimum: 35 MW (net) in 2011 declining 3% per year. The predicted temperature decline results from injection wells that are too close to production wells to provide time to re-heat recycled brine. The solution is more distributed injection, further from the current production wells. In late 2010 and early 2011, the Company completed drilling of two injection test wells to the south of the production field (wells 86-22 and 34-23). No additional wells are planned in the immediate future and long term injection tests are being initiated for the new test wells (86-22 and 34-23) as well as, subject to lender approval, completed wells 38-14 and 89-11. Reservoir production projections, using data from all wells, will be used to set future sustainable production levels at the Blue Mountain plant and to assess a potential Blue Mountain expansion.

Financing for the Blue Mountain project is comprised of a mezzanine loan, with a current balance of $87 million, provided by EIG - a major Washington based investment management firm - and $98.5 million senior debt provided by John Hancock Life Insurance (“John Hancock”). The John Hancock loan is supported by a Department of Energy (“DOE”) Financial Institutions Partnership Program (“FIPP”) guarantee. The FIPP program, supported by the 2009 ARRA, is designed to facilitate long term financing for renewable energy development projects using commercial technology and applies to up to 80 percent of the loan amount. The Company is also the beneficiary of a $57 million grant awarded by the US Treasury under the 2009 ARRA program that replaces production tax credits that

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

were impossible to monetize following the financial crisis. The Company continues to investigate the possibility of monetizing additional tax benefits and applying for a cash grant relating to its drilling programs subsequent to placing the project in service.

During the quarter, power production, after allowing for a seven day outage to repair electrical equipment in November, averaged approximately 47 MW (gross), 36 MW (net), slightly more than the prior quarter. The Company must increase power production further and raise lower cost capital, with which to repay a portion of the EIG loan, to remain in compliance with the loan terms. The Company anticipates a stimulation and testing program will increase power production but cannot predict the increase, nor a revised rate of production decline, until the program is complete. Since the forecast power production and resulting cash generation affects the size of a potential financing to monetize tax benefits the Company is unable to determine if, over the longer term, it will be able to maintain compliance with the EIG loan terms, particularly the Debt Service Coverage Ratio. Also, under the terms of its PPA, the Company is prevented from increasing power production more than 3% per year and must wait until October 1, 2011 to nominate the next increase. While the Company expects NVE will support an increase in the power nomination above the contracted range, if it is supported by modelling and the lenders, Public Utility Commission (“PUC”) approval may be required. Given current power production and the time required for stimulation, testing, modelling, a revised reservoir report, potential lender approval, NVE review and potential PUC approval it is unlikely the Company will comply with the EIG Debt Service Coverage Ratio (“DSCR”) at December 31, 2011. In addition, until power production is increased, a portion of the deferrable 6% interest payable to EIG will be deferred and added to the outstanding loan balance. The Company is unable to predict the result of its efforts to increase power production, raise lower cost capital and repay a portion of the EIG loan. The most important current challenge is stimulating and testing wells in order to demonstrate that higher power production is achievable and sustainable with the existing well field. During the quarter the Company repaid approximately $1.7 million of the John Hancock loan and deferred 6% interest, as allowed under the EIG loan, increasing the EIG balance by approximately $1.3 million.

The Blue Mountain geothermal power plant experienced an outage commencing on January 16, 2010 and NGP I gave notice of Force Majeure to NV Energy on January 18th. Subsequently, NV Energy challenged the notice. The Company does not believe the challenge has merit but a small settlement is being considered to avoid costly arbitration. The Company does not believe the payment will be material.

RESOURCE PROPERTY INTERESTS

As at December 31, 2010, the Company’s resource property interests were comprised of the following:

1)	Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca. The Company has leased the geothermal mineral interest in 17 land sections covering 4,580 hectares (11,319 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²). Royalty payments comprise approximately 1.2% of revenue, rising to approximately 1.8% by 2020.

On October 10, 2009, the Company declared substantial completion of its power plant at Blue Mountain and began operation. The Company is continuing in its effort to optimize and increase power production. During the quarter injection into well 91-15 proved it is capable of

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

accepting significant amounts of fluid and tracer tests showed that it is one of the better situated injection wells in the field. Further injection drilling, funded by the John Hancock/DOE loan, was completed during the first quarter of 2011. Drilling of well 86-22 was completed on December 20th, at a depth of 5695’, encountering limited permeability. Further long term testing is planned. Well 34-23 was spudded on December 25, completed to 4200’ on January 24, 2011, and is currently undergoing evaluation and testing.

Blue Mountain Wind Project

NGP has acquired lease options and wind development rights on ten square miles of undeveloped private land in central Desert Valley immediately west of the Blue Mountain Geothermal Project. Two widely-spaced wind measurement towers, SoDAR measuring equipment, data logging and satellite data transmission equipment were installed in January, 2011 to determine wind velocities and other characteristics throughout the next 12 months. If a wind power project sized to be compatible with projected future geothermal development at Blue Mountain is determined to be feasible, it could be developed within the time frame necessary to qualify for a 30% federal ITC/Tax Grant.

Although the Company's business mandate and primary focus will continue to be on new geothermal power development, NGP will determine the feasibility of developing a wind project to take advantage of wind in Desert Valley adjacent to Blue Mountain, readily available land with excellent road access, existing project infrastructure and excess power line capacity connecting the site to the power grid.

2)	Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The project is located approximately 48 km (30 miles) east of the town of Winnemucca. A 19 km (12 mile) transmission line is required to connect the property to the 120kV line at the Kramer Hills substation to the north. The leases include 1,275 hectares (3,151 acres) of land leased under an agreement with Newmont USA Ltd, 1,405 hectares (3,471 acres) leased from BLM, 1,045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases. The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

Previous work on the property dates back to 1974 when Magma Power Company drilled a 920 meter (3,071 ft) hole offsetting the hot springs about 150 metres (492 ft). The temperature on the bottom was reported to have been 135°C (275°F) with the last 90 meters (300 ft) having a thermal gradient of 160°C/km. Resistivity, seismic, gravity and magnetometer surveys have been completed over all the leased land to define specific drill targets. Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate a maximum geothermometry of 220°C (428°F). Current drilling targets are expected to be in the 170°C (338°F) range.

Seven thermal gradient wells were completed between 2005 and 2008. Several of these wells revealed temperature gradients higher than 100°C/km outlining a strong thermal anomaly over a large area. The Company has three development size wells recently permitted (68-4, 64-4, and 45-4) on private land.

A Phase I Transmission Interconnection Study is complete and the Company is in the queue for necessary transmission rights. In late December construction of a full-sized well pad was completed and conductor casing was installed in the wholly private, south half of section four.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

Work has been ongoing in preparation for future drilling, including procuring BLM rights of way and preparing plans of operation.

3)	North Valley Project – Washoe and Churchill Counties – Nevada – previously known as Black Warrior.

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal land including water and surface rights. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

Geophysical surveys and approximately 20 Phillips Petroleum drill holes from the early 1980’s have outlined a large thermal anomaly with gradients over 200°C/km over 26 km² (10 mi²). The Company was awarded approximately $1.6 million matching funding from the US DOE under the ARRA during the 2010 financial year but the program has been suspended since the Company is assessing transferring the DOE funding to Pumpernickel Valley or the recently acquired Edna Mountain project.

4)	Crump Geyser Geothermal Project – Lake County – Oregon

NGP has signed a 50:50 Joint Venture Letter Agreement with Ormat Nevada Inc. to develop a binary geothermal power plant, up to 30 MW, at Crump Geyser in Oregon. The project is expected to be completed in 2013 and is expected to be eligible for a 30% grant.

The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totalling 2,916 hectares (7,205 acres) of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted boiling geothermal water from a shallow underground fracture zone with a temperature of 130°C (266°F) a few days after it was abandoned. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2) adjacent to the Crump Geyser well. A third party geothermal consulting company reported a 40MW (net) (90% probability) geothermal resource, a most likely resource of 80MW (net), and hot springs geothermometry indicates subsurface reservoir temperatures of 150°C ± 10°C (300°F ± 15°F).

To date a review of geochemical and thermal data, structural mapping, and field reconnaissance has identified targets for drilling thermal gradient wells and initial production test wells. Environmental studies are underway to support a National Environmental Policy Act (“NEPA”) review by the DOE and determine appropriate actions relating to the development program. The current work program is partially funded by an approximately $1.7 million matching grant from the US DOE under the ARRA. Ten thermal gradient holes and two slim well permits have been approved by the Department of Geology and Mineral Industries (“DOGAMI”). An ultralight aeromagnetic study was flown in March 2010, in a co-operative program with the United States Geological Survey (“USGS”). Geophysical surveys forming a part of the Phase I DOE program have been completed.

A shallow seismic reflection survey was completed in late October 2010, and final processing is pending incorporation of data collected from an initial development test well completed to 5000 feet and undergoing production and injection tests. Ormat, as project manager, is

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

planning the next development phase including adjustments to the temperature gradient and deep slim hole drilling program cost-shared with the Department of Energy.

5)	Edna Mountain Project – Humboldt County - Nevada

The Company acquired federal geothermal leases covering a 12 square mile (7,072 acre) parcel of land on Edna Mountain during the 2010 financial year. It is located a few miles northeast of the Pumpernickel Valley project, two miles south of interstate Highway 80 and nine miles west of the Valmy coal-fired power plant owned by NVE and Idaho Power.

Field exploration and other research indicates a favourable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly indicated in two geothermal prospect wells is significantly larger than previously recognized.

An exploration program has been planned that will include detailed geological mapping, an extended two-metre probe survey, geophysical surveying and thermal gradient drilling. Additionally, a series of slim holes will be drilled to a nominal depth in order to intercept the range front fault and any permeable production zones. The Company is currently evaluating the stipulations attached to BLM permits, and a Notice of Intent has been filed and approved to perform a 2-meter temperature probe.

RESULTS OF OPERATIONS AND FINANCIAL SUMMARY

	Quarter ended	Quarter ended	Variance	%
	December 31,	December 31,
	2010	2009
Net power production (MWh) *	73,990	52,292	21,699	41%
Revenue	$5,779,830	$2,644,045	$3,135,785	119%
Gross margin	2,958,119	207,770	2,750,429	1324%
Operating profit (loss)	1,178,117	(961,054)	2,139,171	(223%)
Net income (loss)	20,231	(6,801,687)	6,821,918	(100%)
Net income (loss) per share (basic and diluted)	0.00	(0.07)	0.07	(100%)
Total assets	197,283,978	194,236,479	3,047,499	2%
Total short-term liabilities	26,267,287	154,769,004	(128,501,717)	(83%)
Total long-term liabilities	138,864,570	4,503,090	134,361,480	2984%
Cash dividends declared per share	-	-	-	0%
Cash from (used in) operating activities	94,330	(4,330,554)	4,424,884	(102%)
Cash (used in) from investing activities	(487,547)	50,113,774	(50,601,321)	(101%)
Cash used in financing activities	(1,819,911)	(24,014,981)	22,195,070	(92%)

* 2009 includes power production prior to substantial completion of the Blue Mountain plant.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

	Quarter	Quarter	Quarter	Quarter
	ended March	ended June	ended	ended
	31, 2010	30, 2010	September	December
			30, 2010	31, 2010
Revenue	$2,963,744	$6,231,221	$6,857,017	$5,779,830
Gross margin	288,043	3,688,529	3,357,544	2,958,119
Gross margin %	10%	59%	49%	51%
Non-operations revenue (included above)	-	-	1,000,000	7,000
Depreciation and amortization included in direct cost of energy production	1,647,168	1,832,463	1,780,417	1,727,336
Gross margin % excluding depreciation, amortization and non-operations revenue	65%	89%	71%	81%

Revenue for the quarter ended December 31, 2010 was $5.8 million, with average power production at 47 MW (gross), 36 MW (net) after allowing for the seven day outage during November. The comparative quarter in 2009 was the Company’s first quarter during which revenue was recognized, since revenue generated during the testing phase of plant construction was capitalized.

For the quarter gross margin at the plant, before taking into account depreciation and amortization, was $4.7 million, 81% of revenue.

The Company incurred corporate expenses of approximately $1.8 million during the quarter, up from $1.2 million during the comparative quarter of 2009, an increase of $0.6 million. The increase primarily resulted from stock-based compensation and legal fees incurred during the quarter.

The net profit for the quarter amounted to $20,231 or zero cents per share, compared to a net loss of $6.8 million or 7 cents per share in the comparative 2009 quarter, and a net loss of $4.5 million or 5 cents per share in the prior quarter. During the quarter the Company revised downward its assessment of the power Blue Mountain will produce sustainably, reducing forecast revenue and cash generation in the future, reducing the carrying value of the EIG cash settled option and deferring loan costs over a longer period. The reduction of cash settled option value and the deferral of loan costs resulted in a one time (non cash) gain of approximately $3.6 million. Without these revisions in estimate the net loss for the quarter would have been $3.6 million or 3 cents per share. The interest expense consists of interest on the 14% EIG loan for three months, interest on the 4.14% John Hancock loan for three months, interest accretion on both loans and a $2.8 million non cash gain from the above referenced change in estimate. Please refer to note 13 in the financial statements for details.

During the quarter the Company invested in well 86-22, repaid $1.7 million John Hancock loan principal and deferred $1.3 million EIG interest - reducing the John Hancock loan balance to $96.6 million and increasing the EIG loan balance to $87.1 million. At quarter end $7.6 million remained in the John Hancock drilling reserve account.

For the six months ended December 31, 2010 revenue reflected average power production of 35MW (net), after allowing for the November seven day outage and deducting $1 million revenue received during September as part of the electrical incident settlement. Gross margin for the six months, before deducting depreciation and amortization, was 76% after eliminating the $1 million electrical incident related revenue.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

	Six months	Six months	Variance	%
	ended	ended
	December 31,	December 31,
	2010	2009
Net power production (MWh) *	149,055	64,220	84,835	132%
Revenue	$12,636,847	$2,644,045	$9,992,802	378%
Gross margin	6,315,663	207,770	6,107,893	2940%
Operating profit (loss)	3,542,429	(1,800,522)	5,342,951	(297%)
Net income (loss)	(4,497,267)	(8,637,274)	4,140,007	(48%)
Net income (loss) per share (basic and diluted)	(0.04)	(0.09)	0.05	(56%)
Total assets	197,283,978	194,236,479	3,047,499	2%
Total short-term liabilities	26,267,287	154,769,004	(128,501,717)	(83%)
Total long-term liabilities	138,864,570	4,503,090	134,361,480	2984%
Cash dividends declared per share	-	-	-	0%
Cash from (used in) operating activities	(1,827,858)	(4,356,562)	2,558,704	(58%)
Cash (used in) from investing activities	(17,260,187)	34,453,754	(51,713,941)	(150%)
Cash used in financing activities	22,875,465	(8,807,571)	31,683,036	(360%)

* 2009 includes power production prior to substantial completion of the Blue Mountain plant.

As at December 31, 2010, the Company was in compliance with the terms of the EIG loan, and the long-term portion of the loan is disclosed under long-term liabilities, together with the long-term portion of the John Hancock loan. Eighty percent of the balance of the John Hancock loan is guaranteed by the DOE. The present value of the reduction in interest payments ($10.3 million) resulting from the government guarantee has been recognized as government assistance, and has been applied to property, plant and equipment. Short term liabilities of approximately $21 million include the principal required to be paid to John Hancock during 2010 and the estimated repayment of the EIG loan that may be funded from a tax assisted financing and/or a cash grant. The EIG loan repayment is included in short term liabilities to be consistent with forecasts used to value the cash settled option and the EIG loan. Repayment of these amounts is not a requirement of the loan, but may become a requirement if the DSCR is not met on December 31, 2011. As indicated earlier the Company feels it is unlikely it will comply with the DSCR on December 31, 2011.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net profit (loss)	Net profit (loss) per
			share
			(Basic and fully
			diluted)
Quarter ended
December 2010	$5,779,830	$20,231	$0.00
September 2010	6,857,017	(4,517,498)	(0.05)
June 2010	6,231,221	(3,679,944)	(0.04)
March 2010	2,963,744	(5,664,233)	(0.06)
December 2009	2,644,045	(6,801,687)	(0.07)
September 2009	Nil	(1,835,587)	(0.02)
June 2009	Nil	(1,362,539)	(0.01)
March 2009	Nil	(476,277)	0.00

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

Prior to start up of the Blue Mountain power plant, the Company’s net loss arose primarily from the activities of its corporate head office. The Blue Mountain power plant began operating during the quarter ended December 2009. The quarter ended March 2010 was negatively affected by the electrical plant outage. The quarter ended September 2010 includes a portion of the settlement in respect of the electrical incident, but was also negatively affected by a pump replacement. The quarter ended December 2010 was favourably affected by non cash gains (approximately $3.6 million) associated with deferring loan costs and reducing the value of the cash settled option that result from a downward revision of the longer term forecast of power production at Blue Mountain. Observable trends in the quarterly information presented may not be meaningful.

TRANSACTIONS WITH RELATED PARTIES

As at December 31, 2010, a total of $72,174 (2009 - $140,973) was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand. In addition, $25,746 (2009 – nil) was due from the joint venture company, Crump Geothermal Company LLC (“CGC”).

During the six months ended December 31, 2010 and 2009, the following were paid to or accrued for directors, companies controlled by directors of the Company and amounts invoiced to CGC:

	For the Three Months		For the Six Months
	Ended December 31,		Ended December 31,
	2010	2009	2010	2009

Directors’ fees	$19,332	$16,082	$38,007	$33,397
Consulting expense, including success fee (directors)	91,957	113,074	641,745	175,082
Consulting revenue (CGC)	7,000	-	7,000	-

Consulting costs for 2010 primarily resulted from success fees paid to a director of the Company in connection with successfully arranging the Company’s John Hancock loan.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2010, the Company has provided, as operating security, $3.8 million in letters of credit to NVE under the revised terms of the 20-year PPA. NVE letters of credit are cash collateralized by deposits at Bank of the West, a US bank.

Following the PPA Commercial Operation Date (“COD”), on November 20, 2009, the Company has an obligation to pay NVE its replacement power cost, if above the PPA price, for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event, such as the January electrical failure, or an NVE emergency. On September 13, 2010, NVE challenged the Company’s force majeure claim relating to the January electrical failure. The Company does not believe the challenge has merit but a small settlement is being considered to avoid costly arbitration. The Company does not believe the payment will be material.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration.

On November 1, 2010, the Company announced it has entered into a letter agreement under which the Company and Ormat will enter into a joint venture agreement to develop the Crump Geyser project, as more fully discussed in the financial statements and elsewhere in this document.

On February 23, 2011 the Company announced it has signed an agreement giving NGP the exclusive right to purchase a 100 percent ownership of IAE's geothermal assets comprised of the New Truckhaven, East Brawley and South Brawley Projects in the Imperial Valley, Southern California, for US$4,150,000. NGP will pay US$100,000 in cash and the balance in NGP shares having a deemed value of C$0.65.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company made the following changes to its accounting policies during the quarter ended December 31, 2010:

1)	CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments

Under the Company’s previous accounting policy for stock-based compensation, the Company accrued compensation costs in respect of share options granted during the period based on the assumption that all instruments subject only to a service requirement will vest. The effect of actual forfeitures was recognized as they occurred.

During the current reporting period, the Company changed its policy to base accruals of compensation cost on the best available estimate of the number of options or other equity instruments that are expected to vest and to revise that estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

Prior to the year ended June 30, 2010, the Company had not had any options forfeited, and accordingly an estimate of no forfeitures was reasonable for all options granted prior to the most recent grant. The change in the accounting policy will allow for the effect of the recent increase in forfeitures to be incorporated into the determination of the stock-based payment expense, and will accordingly give rise to more relevant and reliable information in the Company’s financial statements. In addition, the change aligns the treatment of stock-based compensation with the treatment that would have been required under both US GAAP and IFRS.

The effect of the change was to reduce the stock-based compensation expense for the quarter ended December 31, 2010 by $6,197. The change did not affect prior reporting periods.

International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) for financial years beginning on or after January 1, 2011, with its first annual report under IFRS for the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011. Comparative information in respect of the 2011 financial year will be provided in both cases. The date

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

of transition to IFRS is the beginning of the first year of comparative information that will be presented in the Company’s first set of IFRS financial statements, and the date at which the opening balance sheet will be prepared, namely June 30, 2010.

The Company has made significant progress with its IFRS implementation plan, and is on track to complete IFRS adoption by the required dates.

The Company’s progress with its IFRS conversion plan during the quarter is summarized below:

1)	Accounting policies:

The Company has completed its analysis of significant differences between IFRS and Canadian GAAP, and has identified a number of key differences between IFRS and Canadian GAAP, some of which are expected to materially impact the financial statements prepared under IFRS. The majority of these differences have already been discussed in the MD&A for the year ended June 30, 2010, and the MD&A for the quarter ended September 30, 2010. One additional difference was identified and one difference was resolved during the current reporting period:

Accounting for the Crump Geyser joint venture:

Under Canadian GAAP, the Company has determined that the Crump project should be accounted for as a joint venture, and has recognized a deferred gain in respect of the contribution to the Crump Geyser project by Ormat, as more fully discussed in note 17 to the financial statements. IFRS do not allow the recognition of deferred gains in these circumstances, as described in SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS, the deferred gain will be eliminated against the underlying asset. In addition, the requirements for joint venture accounting under IFRS are more strict than under Canadian GAAP, which may result in an adjustment under IFRS.

The measurement of share-based payment expenses:

During the quarter, the Company changed its accounting policy for stock-based compensation to base accruals of compensation cost on the best available estimate of the number of options that are expected to vest, as described above. IFRS 2, Share-based payment, also requires that an estimate of the percentage of options expected to vest be made at the date of award, and that this estimate be updated when it changes. This change in accounting policy eliminated the difference between Canadian GAAP and IFRS that had existed in respect of share-based payments.

IFRS 1, First-time Adoption of International Financial Reporting Standards, contains a number of accounting choices that can be made when converting, such as exemptions from full retrospective application for certain standards. The Company will finalize its selection of the exemptions it plans to use during the remainder of this financial year.

The Company continues to monitor the development of standards by the IASB, and the effect this might have on its conversion process.

2)	Financial statement preparation:

Financial statements prepared under IFRS contain significant additional disclosures not currently required under Canadian GAAP. The Company has started to review the disclosure

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

differences, and has commenced preparation of its IFRS accounting policies. The Company has also enhanced disclosure in its Canadian GAAP financial statements, to help bridge the gap between Canadian GAAP and IFRS financial statements.

The Company also plans to complete the opening balance sheet, and prepare the comparative numbers that will be required for the 2011 financial year in its first set of IFRS financial statements during the current financial year.

3)	Information technology and internal controls:

The Company is continuing to monitor the possible changes required to IT systems and systems of internal control, and is taking IFRS into account when implementing new systems.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, long-term payables, long-term liabilities, lease obligations and the cash settled option. The long-term liabilities, lease obligations and long-term payables are carried at amortized cost. The fair value of the remaining instruments approximates their carrying value.

The Cash Settled Option was revalued during the period to reflect lower power production at Blue Mountain. The resulting reduction in the estimated amount owed EIG resulted in a one time, non cash gain of approximately $695,657.

Cash equivalents include money market based investments and term deposits where maturity at inception is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the NVE letter of credit and funding reserve accounts for the John Hancock loan, the Company holds a large investment in certificates of deposit at Bank of the West, an A+ / A-1 (S&P) rated western US bank and a money market fund at Wilmington Trust Co, a B/B (S&P) rated US bank.

Long-term liabilities are initially recognized at fair value, net of transaction costs, and subsequently at amortized cost using the effective interest rate method.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares without par value, 25,000,000 first preferred shares without par value, and 25,000,000 second preferred shares without par value. Refer to Note 8 of the interim financial statements for the quarter ended December 31, 2010 for more information. During September 2010 the Company closed a non-brokered private placement for 20,700,000 units consisting of one common share and one share purchase warrant at a price of CAD 0.50 per unit to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one transferable three year share purchase warrant, entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70. As of the date of this report, the Company had 116,336,504 common shares, 8,742,500 stock options and 26,175,000 warrants outstanding with various exercise prices, terms and exercise dates.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 152,254,004 common shares would be issued and outstanding.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

INVESTOR RELATIONS

The Company employs Mr. Paul Mitchell to provide Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

At December 31, 2010 the Company had $10,654,859 in cash and equivalents on hand, and a working capital deficiency of $3,089,106. The working capital deficiency includes approximately $17 million that may be repaid on the EIG loan from the proceeds of a forecast tax assisted financing and forecast, drilling related ARRA grant. The EIG loan repayment is included in short term liabilities to be consistent with forecasts used to value the cash settled option and the EIG loan. Repayment of these amounts is not a requirement of the loan. However, repayment of the full loan plus make whole premium may become a requirement if the DSCR is not met on December 31, 2011. As indicated earlier the Company feels it is unlikely it will comply with the DSCR on December 31, 2011.

On September 3, 2010, NGP I closed a $98.5 million 20 year loan with John Hancock, 80% guaranteed by the US Department of Energy under the Financial Institutions Partnership Program (FIPP). The John Hancock loan interest rate is fixed at 4.14% per annum and, from the proceeds, $8.4 million was set aside to fund additional drilling at Blue Mountain that could result in higher power production. During the quarter the Company entered into a joint venture agreement at its Crump Geyser property with Ormat. Under the agreement Ormat will pay the Company $2.5 million over a three year period, and fund development costs. Corporate costs, which exclude the Blue Mountain project expenditures, are approximately $1 million per quarter. Since the Company’s projects at Blue Mountain and Crump should not require significant further funding from the parent the Company feels its cash position provides adequate funding for near term expenditures.

The Company is assessing a small financing to monetize Blue Mountain tax benefits and its eligibility for an ARRA cash grant relating to additional and separate drilling programs completed since the Blue Mountain placed in service date. In addition, with approximately $3 million remaining from the $8.4 million set aside from the John Hancock loan proceeds, the Company anticipates stimulating and testing injection wells that may result in higher Blue Mountain power production. NGP I is permitted to defer 6% of the 14% interest owed to EIG, higher power production is anticipated, and a small financing and/or cash grant, if available, would permit further repayment of the EIG loan, nevertheless the Company believes it is unlikely it can comply with the EIG Debt Service Coverage Ratio at December 31, 2011. Given current power production and the time required for increasing power production, due to stimulation, testing and modelling required, as well as the requirement for a revised reservoir report, a potential requirement for lender approval, NVE review and potential PUC approval it is unlikely the Company will comply with the EIG Debt Service Coverage Ratio at December 31, 2011. A DSCR breach gives EIG the right to demand payment of its loan and exercise its security rights, which could result in loss of the Blue Mountain equity.

During the quarter, approximately $1.7 million was repaid on the John Hancock loan and 6% of the interest (approximately $1.3 million) on the EIG loan was deferred and added to the outstanding loan balance, as permitted by the loan agreement. The EIG loan matures November 30, 2023 and the balance outstanding at December 31, 2010 was approximately $87 million.

The Company will not receive cash, beyond a payment for services provided, from the Blue Mountain project, until NGP I meets the contracted coverage ratio and the EIG loan balance meets a scheduled target balance ($66.7 million at December 31, 2010). Therefore, the Company is dependent upon its available cash and its ability to raise additional funds to support continuing operations and to develop its other properties. The Company has received an initial $100,000 payment from Ormat for its 50% interest in the Crump joint venture and anticipates a second $200,000 payment during November

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

2011. The Company believes it has secured the funds necessary to develop the Crump Geyser property as a result of the joint venture agreement with Ormat.

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to its ability to increase Blue Mountain power production and raise additional funds with which to partially repay the EIG loan. Both affect the ability to manage compliance with loan covenants. The cost of resource development (drilling) to increase power production and the availability of funds with which to repay the EIG loan remain uncertain. The Blue Mountain project is dependent upon successfully stimulating and testing injection wells that facilitate higher power production and raising additional funds from sources such as a financing to monetize tax benefits and/or an ARRA cash grant relating to additional and separate drilling programs completed since the placed in service date . In addition, to increase power production, NGP I is further dependent upon lender approval and a PPA modification allowing it to nominate higher power supply.

Unsuccessful stimulation and/or testing, and/or unavailable tax monetization financing and/or a subsequent drilling program grant, and/or failure to negotiate a PPA modification may result in a default under the terms of the EIG loan agreement. In the event of a default, EIG may elect to call the loan and execute upon the security, which would result in a material adverse effect on the Company, such as delay or indefinite postponement of further exploration and development of the Blue Mountain project with the possible loss of the Blue Mountain equity.

Under the letter agreement between the Company and Ormat relating to a proposed joint venture for the development of the Crump project Ormat will finance 100% of the initial development activities on the project. After the initial development expenses financed by Ormat are expended, the parties will each be responsible for financing their 50% share of costs, although the Company can borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Ormat has the right to withdraw from the project if drilling is unsuccessful. In this event Ormat’s 50% interest in the project reverts to the Company, and the unpaid portion of the $2.5 million payment to the Company is no longer due. There will however not be any reimbursement to Ormat in respect of their expenditures on the project. If drilling costs exceed $45 million and/or construction funding is unavailable when needed, the Company’s 50% interest at its Crump Geyser project is diluted, although the Company’s interest in the project is protected by a 20% floor and the right to repurchase its interest (to a maximum of 50%) from proceeds of permanent project financing when Commercial Operation begins.

In August 2009, the Company began supplying power to NVE under the PPA. By October it was supplying approximately 20 MW (net) and during November 2009 the Company declared Commercial Operation, committing to an average supply amount of 36.1 MW. By March 31, 2010 the Company had increased power output to approximately this level. However, from January 16, 2010 to March 5, 2010 the Company was unable to produce power at the contracted supply amount, and declared Force Majeure, as a result of incorrect electrical cable installation. Under the PPA, the Company is

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

liable for the replacement cost of energy if energy delivered falls below a contracted minimum, which is 92.5% of the supply amount for the year ended December 31, 2010. Since the cost of alternative power to NVE was below the price paid to the Company, there can be no liability for “non delivery of power”. The Company is also liable for replacement cost of Portfolio Energy Credits (“PCs”), a form of Renewable Energy Credit, if the number of PCs supplied falls below a contracted minimum. NVE has challenged the Company’s Force Majeure claim and there is a small shortfall in the delivery of contracted 2010 PCs if the Force Majeure claim is denied. The Company does not believe the challenge has merit but a small settlement is being considered to avoid costly arbitration. The Company does not believe the payment will be material.

The Blue Mountain PPA provided that the Company may nominate higher power production until November 20, 2010. Since the Company has not yet demonstrated sustainable power production above the PPA minimum lenders do not permit higher nomination under the PPA nor higher power production beyond a 5% operating band. Waivers and/or PUC approval may be necessary so that power production may be increased once further well stimulation and testing is complete, engineering reports support higher sustainable power production and lender approval has been received. In the meantime, the Company has nominated 35 MW, the PPA minimum power supply, for 2011.

In the future, there is no certainty the Company will meet the requirements of the PPA, and in the event that the Company is unable to fulfill the requirements, and if NVE will not agree to amend the terms of the PPA, then the Company could be liable for additional NVE power purchase costs (above the PPA price) and additional costs of replacement PCs. Also, there is some risk that NVE would elect to terminate the PPA.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favourable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company. These factors may impact upon the Company’s ability to finance its programs and to carry out operations. While the Company has sufficient funds for near term expenditures, in the future the Company may not be able to raise or generate sufficient funds to pay general and administrative expenses and fund project development. While it has been successful to date, there is no assurance that the Company will be successful in the future.

As a result of cash collateralizing the NVE letters of credit and funding reserve accounts the Company holds large investments with Bank of the West, an A+/A-1 (S&P) rated Western US bank (approximately $4.2 million), and Wilmington Trust Co, a B/B (S&P) rated US bank (approximately $15.1 million). The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any material impediment to its interest in these properties.

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Quarter Ended December 31, 2010	Form 51-102F1

and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements. Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the interim financial statements for the quarter ended December 31, 2010, the 2010 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com. The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature. Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.